

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Dominic Colvin
Chief Executive Officer
CannaPharmaRx, Inc.
888 – 3rd Street SW, Suite 3600
Calgary, Alberta, CanadaT2P 5C5

> **Re: CannaPharmaRx, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 27, 2020**
> **File No. 333-251016**

Dear Mr. Colvin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 27, 2020

Cover Page

1. We note that your common stock is quoted on the OTC Pink marketplace. Our accommodation permitting the resale of shares to be issued under an equity line agreement is available only where there is an existing market for the securities. Please remove the resale offering by Granite Global Value Investments, LTD. of up to 22,017,682 shares of common stock issuable under the securities purchase agreement. Alternatively, you may register the resale of the equity line securities after each put.

2. Please note that the OTC Pink marketplace is not an established public trading market into which selling stockholders may offer and sell their shares of common stock at other than a fixed price. Accordingly, please revise your cover page disclosure, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which the

selling shareholders other than Granite will sell their shares of your common stock until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.

Incorporation of Certain Information by Reference, page 56

3.	We note that you have elected to incorporate information by reference pursuant to General Instruction VII. If you elect to incorporate information by reference, you must specifically incorporate by reference the documents referenced in Item 12(a) of Form S-1 into the prospectus. Please revise accordingly.

Signatures, page II-6

4.	Please include a signature for your principal financial officer and your controller or principal accounting officer. If someone has signed in more than one capacity, please indicate each capacity in which they have signed. Refer to Instructions to Signatures on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:	Joshua D. Brinen, Esq.